Magic Software Enterprises Ltd.

Letterhead

December 19, 2013

Mr. Gabriel Eckstein

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	Magic Software Enterprises Ltd.
Registration Statement on Form F-3,
Filed November 8, 2013
File No. 333-192241

Dear Mr. Eckstein:

Set forth below are the responses of Magic Software Enterprises Ltd. (the “Company”) to the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding Registration Statement on Form F-3 that was filed on November 8, 2013.

The paragraphs below are numbered to correspond to the Staff’s comments as set forth in the Staff’s letter dated November 18, 2013. In each instance, we have repeated the Staff’s comment in italics and set forth our response in plain type below the relevant comment.

Fee Table

1. On the prospectus cover page, you state that you may offer units to the public from time to time. Further, the units are described beginning on page 22 of your prospectus. The fee table, however, does not include units among the securities that you are registering. Please reconcile.

Response

The fee table has been revised to include a reference to the units.

Exhibit 5.1

2. The legal opinion that you provide does not address the subscription rights or the units. Please provide an appropriately expanded opinion in an amendment.

Response

The legal opinion has been revised to address the subscription rights and the units.

3. The legal opinion is limited to Israeli law. We note, however that Section 5.e. of the Form of Warrant in exhibit 4.4, which you incorporate by reference from the Form 6-K filed December 23, 2010, indicates that it will be governed by New York law. In addition, section 112 of the Indenture in exhibit 4.5 states that it shall be governed and construed in accordance with the laws of the State of New York. Because debt securities, warrants, and rights are contractual obligations issued pursuant to agreements, you must provide an opinion under the law of the jurisdiction governing these instruments. For guidance, you may wish to refer to Staff Legal Bulletin No. 19 (October 14, 2011). Please submit an opinion that addresses pertinent legal matters under New York law, as applicable to securities in your proposed offering.

Response

We have submitted the opinion of our U.S. counsel, Carter Ledyard & Milburn LLP, that addresses the pertinent legal matters under New York law with respect to the proposed offering.

If you have any questions as to the contents of this letter, please contact our counsel, Steven J. Glusband at (212) 238-8605.

Thank you for your assistance.

Very truly yours,

/s/Guy Bernstein
Guy Bernstein.

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